Exhibit 99.75

Suite 555 – 999 Canada Place Vancouver, BC, V6C 3E1 Tel: 604-687-1717 Fax: 604-687-1715

AMENDED

June 30, 2025

TO: ALL APPLICABLE EXCHANGES AND COMMISSIONS

Dear All:

Re: TITAN MINING CORPORATION. (the “Company”)

We advise the following with respect to the upcoming meeting of shareholders for the referenced Company:

1.	Meeting Type	Annual General
2.	Class of Securities Entitled to Receive Notice	Common
3	Class of Securities Entitled to Vote	Common
4.	CUSIP Number	88831L103
5.	Record Date for Notice	July 7, 2025
6.	Record Date for Voting	July 7, 2025
7.	Beneficial Ownership determination date	July 7, 2025
8.	Meeting Date	August 20, 2025
9.	Issuer is sending proxy related materials directly to NOBO	No
10.	Issuer paying for delivery to OBO	No
11.	Issuer is sending proxy-related materials to registered holders using notice-and-access	Yes
12.	Issuer is sending proxy-related materials to beneficial owners using notice-and-access	Yes
13.	Stratification	No

Yours truly,

TITAN MINING CORPORATION

“Tom Ladner”

Tom Ladner

General Counsel